UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SICLONE INDUSTRIES, INC.
(Exact Name of Registrant as Specified in its Charter)

000-25809
(Commission File Number)

DELAWARE	87-0426999
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 N. Central Avenue, Suite 201
Glendale, CA 91202
(Address of Principal Executive Offices)

(818) 507-4617
(Registrant's Telephone Number)

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

June 30, 2008

       This Information Statement is being furnished on or about July 1, 2008 to all of the stockholders of record at the close of business on June 16, 2008 of the common stock, par value $0.001 per share, of Siclone Industries, Inc. (the “Company”).

       This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

       NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

Our company, Siclone Industries, Inc. (the “Company”, “we” or “us”), has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 13, 2008, with Apollo Acquisition Co., Inc., a Delaware corporation, which is a wholly owned subsidiary of the Company (“Merger Sub”), and Apollo Medical Management, Inc., a Delaware corporation, (“Apollo”). Pursuant to the Merger Agreement, Apollo merged with and into Merger Sub, and the combined entity will be a wholly-owned subsidiary of the Company (the “Merger”).

Apollo was incorporated under the laws of the State of Delaware on October 17, 2006 for the purpose of engaging in medical management with a focus on managing the provision of hospital-based medicine..

        Please read this Information Statement carefully. It contains biographical and other information concerning our executive officers, directors and those nominees to be appointed as directors and executive officers after the completion of the Merger. Additional information about the Merger is contained in our Current Report on Form 8-K, dated June 13, 2008, which was filed with the Commission on June 19, 2008. All of the Company's filings and exhibits may be inspected without charge at the public reference section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material also may be obtained from the Commission at prescribed rates. The Commission also maintains a website that contains reports and other information regarding public companies that file reports with the Commission. Copies of the Company's filings may be obtained free of charge from the Commission's website at http://www.sec.gov.

CHANGE IN CONTROL

Upon the closing of the Merger, each issued and outstanding common share of Apollo was converted into 1.8246774 shares of our common stock, par value $0.001 per share

After the closing of the Merger, approximately 81.96% of the Company’s issued and outstanding common stock will be owned by the Apollo stockholders. The remaining 18.04% will be held by the Company’s current stockholders.

In connection with the Merger, immediately following the appointment of the Merger Sub nominees, our current director, Paul Adams, will resign from the Board of Directors. Prior to his resignation, Mr. Adams, as sole director, appointed Warren Hosseinion as a director of the Company. On or about the 10th day after the filing of this Form 14(f), Mr. Adams will resign as a director of the Company and the following will be the new executive officers and directors of the Company:

Dr. Warren Hosseinion – Chief Executive Officer, Principal Accounting Officer and Director
Dr. Adrian Vazquez, President and Chairman of the Board

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and those individuals who will be appointed as executive officers and directors following the resignation of Mr. Adams. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Apollo prior to the date the new directors take office.

Each member of our Board of Directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers:

Set forth below is certain information regarding the current directors and executive officers of the Company. There are no agreements with respect to the election of this director.

Name	Age	Position
Dr. Warren Hosseinion	36	Chief Executive Officer, Principal Accounting Officer and Director
Paul Adams	48	Director

Dr. Warren Hosseinion - Chief Executive Officer, Principal Accounting Officer and Director

On June 14, 2008, Dr. Warren Hosseinion was appointed as a member of our Board of Directors and as our Chief Executive Officer, and Principal Accounting Officer. Dr. Hosseinion has been Chief Executive Officer and a Director of AMH since June 2001. Dr. Hosseinion holds a B.S. in Biology from the University of San Francisco, M.S. from Georgetown University in Physiology and Biophysics, and a M.D. from Georgetown University School of Medicine. He completed a residency in Internal Medicine at USC Medical Center, and is a Diplomate of the American Board of Internal Medicine.

Paul Adams - Director

From approximately 1992 to present, Mr. Adams has primarily been involved in manufacturing and retail sales in the sports fishing industry s the owner of his own business. Since 2000, he has owned and operated Coco Motive Candy Company, a business specializing in the “corporate gift” market. Mr. Adams resigned as Chief Executive Officer and Principal Executive Officer of the Company on June 14, 2008.

Currently, there is no arrangement, agreement or understanding between management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of our affairs. There are no agreements or understandings for any officer or director to resign at the request of another person and none of the current officers or directors is acting on behalf of, or will act at the direction of any other person.

Directors and Executive Officers following Mr. Adams’ Resignation:

Set forth below is certain information regarding the persons who will become directors and executive officers of the Company following Mr. Adams’ resignation:

Name	Age	Position
Dr. Adrian Vazquez	38	President and Chairman of the Board

Dr. Adrian Vazquez – President and Chairman of the Board

Dr. Vazquez has served as President and Chairman of the Board of Apollo since June 2001. He holds a B.S. in Biology from the University of California, Irvine, and a M.D. from the University of California, Irvine College of Medicine. Dr. Vazquez completed a residency in Internal Medicine at USC Medical Center, and is a Diplomate of the American Board of Internal Medicine.

Board of Directors Meetings

Since the end of its fiscal year on December 31, 2007, our Board of Directors did not hold any meetings but has acted on written consent 3 times.

Board of Directors Committees

Currently, our Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. Our sole Director performs the duties of an audit committee. Our Board does not have a nominating committee as we have no employees and no operating business. The functions customarily performed by a nominating committee are performed by our sole Director.

Communications with Directors

Shareholders may communicate with our Directors by directing the communication in care of Mr. Smith, at the address set forth on the front page of this Information Statement. You will receive a written acknowledgement from the Mr. Smith upon receipt of your communication.

Legal Proceedings Involving Directors and Executive Officers

No current director, officer, nominee for director or officer, affiliate or promoter has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, nor has any such person been the subject of any order, judgment, or decree involving the violation of any state or federal securities or commodities laws. The Company is not aware of any legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has an interest adverse to the Company or any of its subsidiaries.

EXECUTIVE COMPENSATION

During the year ended December 31, 2007, none of our officers received any compensation from the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

•	Any of our directors or officers;
•	Any person proposed as a nominee for election as a director;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
•	Our promoter, James Donahue; or
•	Any member of the immediate family of any of the foregoing persons.

PRINCIPAL HOLDERS OF VOTING SECURITIES OF THE COMPANY

As of June 25, 2008, we had 25,540,420, shares of common stock issued and outstanding, which is the only class of voting securities that would be entitled to vote for directors at a stockholders' meeting if one were to be held. Each share of common stock is entitled to one vote.

Security Ownership of Certain Beneficial Owners and Management of the Company:

        The following table sets forth the beneficial ownership of our company’s capital stock as of June 25, 2008, as to

•  Each person known to beneficially own more than 5% of the Company’s common stock
•  Each of our directors
•  Each executive officer
•  All directors and officers as a group

Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Amount Beneficially Owned (2)	Percentage of Class(2)	Title of Class
Dr. Warren Hosseinion	9,123,387	35.72%	Common
Dr. Adrian Vazquez	9,123,387	35.72%	Common
Paul Adams	10,000	<1%	Common

All officers and directors as a group (2 persons)

(1) Except as otherwise indicated, the address of each beneficial owner is c/o Siclone Industries, Inc., 1010 N. Central Avenue, Suite 201, Glendale, CA 91202.

(2) Applicable percentage ownership is based on 25,540,420 shares of common stock outstanding as of June 25, 2008, together with securities exercisable or convertible into shares of common stock within 60 days of June 14, 2008 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of June 25, 2008 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires officers, directors and beneficial owners of more than 10% of the Company's shares to file reports with the Commission and submit those reports to the Company. Based solely on a review of the reports and representations furnished to the Company during the last fiscal year by such persons, the Company believes that each of these persons is in compliance with all applicable filing requirements.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed in its behalf by the undersigned, thereunto duly authorized

SICLONE INDUSTRIES, INC.
By Order of the Board of Directors

/s/ Warren Hosseinion
Warren Hosseinion
Chief Executive Officer

Dated: June 30, 2008